February 4, 2011

Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0407

Re:     Kratos Defense & Security Solutions, Inc.
           Form 10-K for Fiscal Year ended December 27, 2009 Filed March 11, 2010, Definitive Proxy Statement Filed April 1, 2010, and Form 10-Q for Fiscal Quarter  ended September 26, 2010

           File No. 0-27231

Dear Mr. Spirgel,

In response to the Staff’s correspondence dated December 21, 2010, we have prepared responses to each of the comments included in the Staff’s letter.  We have included below each of the Staff’s original comments and the Company’s written response.

Form 10-K for Fiscal Year Ended December 27, 2009

Executive Compensation, page 29

1.           We note the information provided supplementally in response to comments five and six from our letter dated December 17, 2010.  Please confirm that you will provide substantially similar information in your future filings.

Company Response:

The Company confirms that we will provide the requested information in our future filings.

 2.           We note that your response to comment seven from our letter dated December 17, 2010.  You state that disclosing the divisional financial targets could cause competitive harm as they provide the Company's competitors with insight into the Company's strategic focus areas and investment areas that the Company is targeting.  In light of the fact that you have only two divisions, these performance targets relate to a completed fiscal year and you disclose your results on a divisional basis, in your response letter please further explain how disclosing these targets would cause you substantial competitive harm.  Provide specific examples from last year if necessary.  If you continue to believe you have a sufficient basis to keep the information confidential, please confirm that in future filings you will disclose how difficult it would be for the company to achieve the undisclosed performance targets.

Company Response:

The Company would like to inform the Staff that the Staff is correct in its understanding that we have two operating segments for which we disclose the operating results.  However, the Company would also like to inform the Staff that the two operating segments are comprised of various operating units for which financial metrics are established at the underlying operating unit levels which are the basis of the financial targets for incentive compensation purposes for those executives managing those underlying operating units.

The Company believes that disclosure of the specific financial targets for each of the underlying operating units within the operating segments could cause competitive harm as these specific operating unit targets provide the Company's competitors with insight into the Company's strategic focus areas and investment areas that the Company is targeting.

The Company confirms that in future filings we will disclose how difficult it would be for the Company to achieve the undisclosed performance targets.

Form 10-Q for Fiscal Quarter Ended September 26, 2010

Note 6. Net Income (Loss) Per Common Share, page 13

3.           We note your response to comment eight from our letter dated December 17, 2010.  It is unclear to us how you applied the if-converted method in determining your basic earnings per share and how this method yields the same result as the two-class method.  Please provide us with your calculation of basic net income from continuing operations per common share for the nine months ended September 26, 2010 using the two-class method.  In addition, please provide us with more information regarding the conversion terms and dividend participation rights of the preferred stock.

Company Response:

The Company respectfully acknowledges the Staff’s comment. No dividends were declared and there are no contractual amounts of dividends that must be paid for any class of our stock in/for the respective reporting periods. The Company’s Series B Convertible Preferred Stock is convertible into ten shares of common stock for each share of preferred stock.  The Company has 10,000 Series B convertible preferred shares outstanding which convert into 100,000 common shares. If the Company were to declare a dividend, the holder of each share of preferred stock would receive the same dividend per share as a common shareholder based upon the conversion of the preferred stock into common stock. In summary, the outstanding preferred shares participate in earnings on an if converted basis and, as a result, basic earnings per share under the two-class method is equal to basic earnings per share under the if-converted method.

Below is the calculation of basic earnings per share based upon the two-class method which results in $0.87 basic income per common share.

(in thousands except per share data)
Basic Weighted acerage common shares outstanding:
Common	15,940
Preferred	100
Total	16,040
	Computation of Basic Earnings Per Share for the Nine Months Ended September 26, 2010 Using the Two Class Method
Net Income from continuing operations	$13,987
Allocation of undistributed earnings to common shares	$13,900	$0.87
Allocation of undistributed earnings to preferred shares	$87	$0.87

The two class method of calculating basic earnings per share shown above, agrees with the basic earnings per share presented in the Company’s Consolidated Condensed Statement of Operations for the nine months ended September 26, 2010 as filed on Form 10-Q with the Securities and Exchange Commission on November 4, 2010.

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please feel free to contact me at (858) 812-7321.

Sincerely,

Deanna H. Lund
Chief Financial Officer

Enclosures (1)
Cc:   Grant Thornton – Don Williams
Cc:   Paul, Hastings, Janofsky, & Walker, LLP – Deyan Spiridonov